Exhibit 4.92

Certain identified information marked with “[***]” has been omitted from this document because it is both (i) not material and (ii) the type that the registrant treats as private or confidential.

Agreement No. PS22-020

SALE & PURCHASE AGREEMENT

BETWEEN

Volvo Car USA LLC

AND

Polestar Automotive USA Inc.

PS22-020

This sale & purchase agreement (“Sale & Purchase Agreement”) is made effective as of 21 June 2022 by and between

Volvo Cars USA LLC, a Delaware limited liability company, having its principal place of business at 1800 Volvo Place, Mahwah, NJ 07430, USA (“Seller”)

and

Polestar Automotive USA Inc., a Delaware corporation, with its principal place of business at 777 MacArthur Blvd, Mahwah NJ 07430, USA (“Purchaser”).

Each of Seller and Purchaser is hereinafter referred to as a “Party” and jointly as the “Parties”.

BACKGROUND:

A.	Seller has experience and expertise in importation, and sale of passenger cars in the Territory (as defined below).

B.	Purchaser has experience and expertise in distribution, marketing, and sale of passenger cars in the Territory.

C.	Purchaser wishes to purchase from Seller the Polestar Vehicles (as hereinafter defined), with the purpose of reselling and distributing the Polestar Vehicles to consumers or dealers.

NOW, THEREFORE, SELLER AND PURCHASER AGREE:

1.	Definitions

1.1.

“Affiliate” means any other legal entity that, directly or indirectly, is controlled by Volvo Car Corporation or Polestar Holding AB; and control means the possession, directly or indirectly, by agreement or otherwise, of (i) at least 50% of the voting stock, partnership interest or other ownership interest, or (ii) the power (a) to appoint or remove a majority of the board of directors or other governing body of an entity, or (b) to cause the direction of the management of an entity.

1.2.

“Base Warranty” means the standard warranty in place for the sale of new Polestar cars as per Polestar’s standard terms and conditions for the prevailing number of years of warranty that the Purchaser provides for new Polestar cars.

1.3.

“Confidential Information” means any and all non-public information regarding the Parties and their respective businesses, whether commercial or technical, in whatever form or media, including but not limited to the existence, content and subject matter of this Sale & Purchase Agreement, information relating to intellectual property rights, concepts, technologies, processes, commercial figures, techniques, algorithms, formulas, methodologies, know-how, strategic plans and budgets, investments, customers and sales, designs, graphics, CAD models, CAE data, statement of works (including engineering statement of works and any high level specification), targets, test plans/reports, technical performance data and engineering sign-off documents and other information of a sensitive nature, that a Party learns from or about the other Party prior to or after the execution of this Sale & Purchase Agreement.

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1.4.	“Extended Service Plan” (ESP) means an extension of the Base Warranty with one or two years.

1.5.

“Extended Warranty” means the extended warranty in place for the sale of new Polestar cars for the prevailing number of years of warranty that the Purchaser provides for new Polestar cars sales with an extended warranty.

1.6.

“Field Service Action” means repairs resulting from safety recall campaigns for specific defaults that could influence vehicle’s safety, and repairs or damages resulting from premature deterioration of parts condition, which could have a negative impact of Polestar’s image.

1.7.

“Goodwill (AWA) Warranty” means the partial or full coverage of repair costs for customer cases where the vehicle Base Warranty has expired. The Goodwill (AWA) Warranty assists to improve customer satisfaction metrics.

1.8.

“Polestar Vehicles” means new Polestar branded cars imported by Seller into the Territory, for resale to Purchaser. For the avoidance of doubt, used cars, test cars or pre-series cars are not included.

1.9.	“Principal” means Polestar Performance AB, a company registered in Sweden and Purchaser’s parent company, which is Seller’s supplier of Polestar Vehicles.

1.10.	“Territory” means United States of America, excluding Puerto Rico.

1.11.	“Third Party” means a party other than any of the Parties and/or an Affiliate of one of the Parties to this Sale & Purchase Agreement.

1.12.

“Trademarks” means trademarks (including part numbers that are trademarks), service marks, logos, trade names, business names, assumed names, trade dress and get-up, and domain names, in each case whether registered or unregistered, including all applications, registrations, renewals and the like, in each case to the extent they constitute rights that are enforceable against Third Parties.

1.13.	“Transfer Price” means the price at which Seller sells the Polestar Vehicles to Purchaser.

2.	Undertakings of Seller

2.1.

Seller will sell Polestar Vehicles to Purchaser on the terms set out in this Sale & Purchase Agreement. For the avoidance of doubt, the importation process is carried out by Seller prior to the sale to Purchaser.

2.2.	The obligation of Seller to sell Polestar Vehicles may be met by supplying Polestar Vehicles directly from or through any of Seller’s Affiliates.

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2.3.

Seller will timely, provide all information, documentation and data, related to the importation process, necessary to ensure compliance with all applicable laws and regulations for the distribution of Polestar Vehicles in the Territory.

3.	Undertakings of Purchaser

3.1.	Purchaser will purchase the Polestar Vehicles from Seller upon arrival in the Territory.

3.2.

Purchaser is responsible to retrieve, without Seller’s involvement, all information, documentation and data, which is not covered under Section 2.3 above, but is necessary to ensure compliance with all applicable laws and regulations for the distribution of Polestar Vehicles into the Territory.

4.	Common undertakings of the Parties

4.1.

Neither Party may, without the express written authority of the other Party, enter into any contract, undertakings, or agreements whatsoever on behalf of the other Party. It is thus understood between the Parties that nothing herein contained will create a relationship of principal and agent or employer and employee between Seller and Purchaser or any of the Parties’ Affiliates.

4.2.

Neither Party is authorized to accept service of legal process, under any circumstances, on behalf of the other Party. If any legal proceedings are served on a Party due to the arrangements under this Sale & Purchase Agreement, such Party will immediately inform the other Party of such proceedings.

5.	Prices and payment

5.1.	The Parties agree that all prices and compensations for Polestar Vehicles payable by Purchaser to Seller (“Transfer Price”) will be established on an arm’s length basis as outlined in Appendix A.

5.2.

The invoice for a Polestar Vehicle shall be issued by the Seller to the Purchaser when the Polestar Vehicle has arrived to the US port of arrival at the named place referenced on the bill of lading. Invoices may be generated electronically.

5.3.	The payment terms below will apply unless separately agreed between Seller and Purchaser.

5.4.	Purchaser will pay Seller for the Polestar Vehicles within 45 days of the date of invoice unless otherwise agreed between the Parties.

5.5.

Payment made later than 15 days after the due date will automatically be subject to interest for late payments for each day it is not paid and the interest shall be based on the one-month applicable interbank rate, depending on invoice and currency, with an addition of two per cent (2.0%) per annum.

5.6.

If Purchaser is in default in making any payment to Seller, Seller will have the right to postpone, subject to two weeks prior written notice, its obligations under this Sale & Purchase Agreement until payment is received. Any postponement or termination of Seller’s obligations under this Sale & Purchase Agreement will have no effect on Seller’s obligations or commitments under any other agreement between the Parties.

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6.	Information and documentation

6.1.

Seller and Purchaser will supply each other, upon request, with such information and documentation in their possession, as may reasonably be required to verify the financial data relevant to the execution of this Sale & Purchase Agreement.

7.	Delivery terms

7.1.	Seller will supply to Purchaser the Polestar Vehicles in accordance with the Transfer Prices specified in Section 5.

7.2.	The delivery terms below will apply unless separately agreed between Seller and Purchaser.

7.3.	The delivery terms are EXW US port of arrival, and Incoterms 2020 will be applicable in its entirety.

7.4.	The ownership, title, and risk of loss of Polestar Vehicles transfer from Seller to Purchaser at the time of invoicing in accordance with Section 5.2.

7.5.

For the avoidance of doubt, Purchaser will indemnify and hold Seller harmless of any cost, including but not limited to, legal fees, administration, insurance deductables, that might arise in the event any damage to or loss of Polestar Vehicles occurs during inland transportation up to the point in time when the ownership, title and risk is transferred to Purchaser according to Section 7.4.

8.	Product liability and recalls

8.1.

Purchaser will indemnify and hold Seller harmless from any losses, damages, claims, allegations, actions, causes of action, suits, demands, liabilities, judgments, penalties, fees, fines, forfeitures, and expenses incurred in relation to any product liability or other claim by any Third Party arising out of a defect in manufacture, material, workmanship, or design of Polestar Vehicles. Damages include damage to property, death, or personal injury. Expenses include reasonable expenses incurred in defending the claim or in any related investigation or negotiation, court filing fees, court costs, arbitration fees, witness fees, attorney’s and legal fees and disbursements, costs of buybacks and trade assists. Seller will promptly notify Purchaser of any claims under this section. Seller or its representatives may defend any such claim at Purchaser’s costs and in collaboration with Purchaser. At either Party’s request, Purchaser and/or parties designated by Purchaser will participate, at Purchaser’s expense, in the defense of such claim. Any settlement between Seller and such Third Party requires a prior written approval by Purchaser.

8.2.

What is stated in Section 8.1 will apply also to a warranty claim, product recall, owner notification or other campaign or similar activities, whether conducted for regulatory or non-regulatory reasons, voluntary campaigns and for recalls that are required by any authority or governmental body i.e., regulatory campaigns.

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9.	Insurance

9.1.	It is Purchaser’s sole responsibility to maintain a suitable insurance of the Polestar Vehicles from and including the point of delivery (US port of entry), as defined in Section 7 above.

9.2.	Purchaser will take out and maintain an insurance against loss, damage or expenses arising out of any of the events described in Section 8 above.

10.	Warranty

10.1.	Purchaser acknowledges that it purchases Polestar Vehicles pursuant to this Sale & Purchase Agreement without Base Warranty, Extended Service Plan (ESP) and Goodwill (AWA) Warranty.

10.2.	Purchaser acknowledges that Seller is not providing Field Service Action Warranty (Quality campaigns) for the Polestar Vehicles.

10.3.

Except as provided in this Sale & Purchase Agreement, Seller sells Polestar Vehicles “AS IS” without any other warranties, express or implied. Seller expressly disclaims any implied warranties of title, non-infringement, merchantability or fitness for a particular purpose. Seller will assign Purchaser any available manufacturer warranty or warranty from Principal.

11.	Changes and improvements

11.1.

Purchaser acknowledges that Seller, not being the developer or manufacturer of the Polestar Vehicles, is not in control of any changes in or improvements to the Polestar Vehicles that may be introduced by Principal. Therefore, Seller will not incur any liability or obligations whatsoever in relation to such changes in or improvements to Polestar Vehicles previously manufactured or sold. However, if such change or improvement results in a price change from Principal to Seller, the Transfer Price paid by Purchaser to Seller under this Sale & Purchase Agreement will be adjusted accordingly.

12.	Confidentiality

12.1.	The Parties will take any and all necessary measures to comply with the security and confidentiality procedures of the other Party.

12.2.

All Confidential Information will only be used for the purposes comprised by the fulfilment of this Sale & Purchase Agreement. Each Party will keep in confidence any Confidential Information obtained in relation to this Sale & Purchase Agreement and will not divulge the same to any Third Party, unless the exceptions specifically set forth below in this Section 12.2 below apply, in order to obtain patent protection or when approved by the other Party in writing, and with the exception of their own officers, employees, consultants or sub-contractors with a need to know as to enable such personnel to perform their duties hereunder. This provision will not apply to Confidential Information which the receiving Party can demonstrate:

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(a)	was in the public domain other than by breach of this undertaking, or by another confidentiality undertaking;

(b)	was already in the possession of the receiving Party before its receipt from the disclosing Party;

(c)	is obtained from a Third Party who is free to divulge the same;

(d)	is required to be disclosed by mandatory law, court order, lawful government action or applicable stock exchange regulations;

(e)	is reasonably necessary for either Party to utilize its rights and use of its intellectual property rights; or

(f)	is developed or created by one Party independently of the other, without any part thereof having been developed or created with assistance or information received from the other Party.

12.3.

The receiving Party will protect the disclosed Confidential Information by using the same degree of care, but no less than a reasonable degree of care, as the receiving Parts uses to protect its own Confidential Information of similar nature, to prevent the dissemination to third parties or publication of the Confidential Information. Further, each Party will ensure that its employees and consultants are bound by a similar duty of confidentiality and that any subcontractors taking part in the fulfilment of that Party’s obligations hereunder, enters into a confidentiality undertaking containing in essence similar provisions as those set forth in this Section 12.

12.4.

Any tangible materials that disclose or embody Confidential Information should be marked by the disclosing Party as “Confidential,” “Proprietary” or the substantial equivalent thereof. Confidential Information that is disclosed orally or visually will be identified by the disclosing Party as confidential at the time of disclosure, with subsequent confirmation in writing within 30 days after disclosure. However, the lack of marking or subsequent confirmation that the disclosed information will be regarded as “Confidential”, “Proprietary” or the substantial equivalent thereof does not disqualify the disclosed information from being classified as Confidential Information.

12.5.

If any Party violates any of its obligations described in this Section 12, the violating Party will, upon notification from the other Party, (i) immediately cease to proceed such harmful violation and take all actions needed to rectify said behavior and (ii) financially compensate for the harm suffered as determined by an federal or state court pursuant to Section 25.6 below. All legal remedies (compensatory but not punitive in nature) according to law will apply.

12.6.	This confidentiality provision will survive the expiration or termination of this Sale & Purchase Agreement without limitation in time.

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13.	Volvo brand name

13.1.

For the sake of clarity, it is especially noted that this Sale & Purchase Agreement does not include any right to use the “Volvo” brand name, or Trademarks, or refer to “Volvo” in communications or official documents of whatever kind. The Parties acknowledge that the “Volvo” Trademarks as well as the “Volvo” name is owned by Volvo Trademark Holding AB and that the right to use the name and the “Volvo” Trademarks is subject to a service agreement, which stipulates that the name, Trademarks and all thereto related Intellectual Property can only be used by Volvo Car Corporation and its Affiliates in relation to Volvo products.

13.2.

This means that this Sale & Purchase Agreement does not include any rights to directly or indirectly use the “Volvo” brand name or “Volvo” Trademarks, on or for any products or when marketing, promoting and/or selling such products, or in any other contacts with third parties, e.g. in presentations, business cards and correspondence.

14.	Polestar brand name.

14.1.

This Sale & Purchase Agreement includes the right to use the Polestar brand name or Trademarks, or refer to Polestar for the limited purpose of what is needed to perform Seller’s obligations under this Sale & Purchase Agreement. When using the Polestar Trademark or Polestar brand name Seller will comply with any instructions or guidelines provided by Purchaser. For the avoidance of doubt, Seller’s right to use the Polestar brand name or Trademarks when performing its obligations does not constitute a right to use the Polestar brand name or Trademarks for any other activities under this Sale & Purchase Agreement.

14.2.

For the avoidance of doubt, this Sale & Purchase Agreement does not include any other rights to directly or indirectly use the Polestar brand name or Polestar Trademarks, on or for any products outside the scope of this Sale & Purchase Agreement, or when marketing, promoting and/or selling such products, or in any other contacts with third parties, e.g. in presentations, business cards and correspondence, unless with the prior written consent of Purchaser.

15.	Infringement of intellectual property rights

15.1.	Each Party will without undue delay inform the other Party of any infringement or suspected infringement in the Territory of the other Party’s intellectual property rights.

16.	Force majeure

16.1.

Neither Party will be responsible for delays, losses, or damages due to causes beyond the reasonable control of the Party, including but not limited to industrial disputes, riots, mobs, fires, floods, wars, embargo; shortages of labour, power, fuel, means of transportation, or common lack of other necessities, whether relating to the Parties or their subcontractors; government actions, changes in the law or regulations or orders issued by any government agency or otherwise.

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17.	Term and termination

17.1.

Notwithstanding the date of signature, this Sale & Purchase Agreement will be considered to have entered into effect on 21 June 2022 and thus codifies the terms and conditions under which the parties have already accepted and acted upon from the said date. This Sale & Purchase Agreement will continue until 31 December 2023.

17.2.	Either Party shall be entitled to terminate this Sale & Purchase Agreement with immediate effect in the event:

(a)

the other Party commits a material breach of the terms of this Sale & Purchase Agreement, which has not been remedied within 30 days from written notice from the other Party to remedy such breach (if capable of being remedied); or

(b)

if the other Party should become insolvent or enter into negotiations on composition with its creditors or a petition in bankruptcy should be filed by it or it should make an assignment for the benefit of its creditors.

17.3.

For avoidance of doubt, Purchaser not paying Seller for the Polestar Vehicles, without legitimate reasons for withholding payment, shall be considered in material breach for the purpose of this Sale & Purchase Agreement.

17.4.

Seller or Purchaser may, by giving the other party at least a six (6) month prior written notice, terminate this Sale & Purchase Agreement at the end of the calendar year following the end of such notice period.

17.5.	The party providing notice in accordance with Section 17.4 herein will not be required to provide reasons for its decision to terminate this Sale & Purchase Agreement.

17.6.

If notice has been given in accordance with Section 17.4 herein, this Sale & Purchase Agreement will automatically expire at the end of the calendar year following the relevant period, without any possibility of tacit renewal or the need for a court intervention. The party providing notice pursuant to Section 17.4 hereof will not for that reason incur any liability including, without limitation, goodwill payments, indemnities for loss of profit or of clientele, or compensation for investments made.

17.7.

In addition, either Party will have the right to terminate this Sale & Purchase Agreement upon 30 days’ written notice in the event of force majeure (as described in Section 16 above) which causes major disturbance, during more than 30 days, to the operative and/or financial conditions which this Sale & Purchase Agreement is based on.

18.	Effect of termination

18.1.	Obligations concerning payments due and obligations expressly or by their nature intended to survive the termination of this Sale & Purchase Agreement, will so survive.

18.2.	No compensation for goodwill or investments made by Seller can be claimed by reason of termination of this Sale & Purchase Agreement.

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18.3.

On termination of this Sale & Purchase Agreement, Purchaser will repurchase at the price set between Seller and Purchaser any Polestar Vehicles owned by Seller. Purchaser may assign to Principal to make such purchase.

18.4.

Termination of this Sale & Purchase Agreement will relieve the Parties of any other obligations or commitments it may have to the other Party in any other agreement or understanding between the parties that is depending on the fulfillment of either Party’s obligations under this Sale & Purchase Agreement.

18.5.

Notwithstanding what is stated above in this Section 18, if this Sale & Purchase Agreement is terminated or expires pursuant to Section 17 above, Section 8 (Product liability and recalls), Section 12 (Confidentiality), Section 15 (Infringement of intellectual property rights), Section 24 (Governing law), Section 25 (Dispute Resolution) as well as this Section 18, shall survive any termination or expiration and remain in force as between the Parties after such termination or expiration.

19.	Amendments, Waiver, Severability

19.1.

No amendment, supplement, or variation of this Sale & Purchase Agreement will be binding unless agreed upon by the Parties in writing. A waiver of any default is not a waiver of any later default and will not affect the validity of this Sale & Purchase Agreement. Unenforceable terms of this Sale & Purchase Agreement will be modified to reflect the Parties’ intention and only to the extent necessary to make them enforceable. The other terms will remain in effect without change.

20.	Entire agreement and conflicts

20.1.

This Sale & Purchase Agreement supersedes all previous representations, understandings or agreements, oral or written, between the parties with respect to the subject matter hereof, and together with the agreements and documents contemplated hereby contains the entire understanding for the Parties as to the terms and conditions of their relationship.

21.	Assignment

21.1.	Neither Party may assign any of its rights or obligations under this Sale & Purchase Agreement without the prior written consent of the other Party.

22.	Notices

22.1.

Any formal notices under this Sale & Purchase Agreement, including without limitation, notices of breach or termination, required or otherwise given under this Sale & Purchase Agreement will be given in writing. The notices must, as the case requires, be addressed to the party to be notified at the following addresses and/or appropriate email addresses:

To Seller:

Volvo Car USA LLC

Attention: [***]

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1800 Volvo Place

Mahwah, NJ 07430

Email: [***];

With a copy not constituting notice to:

Volvo Car USA LLC

Attention: [***]

Email: [***]; and

Volvo Car USA LLC

Attention: [***]

Email: [***]

To Purchaser:

Polestar Automotive USA Inc.

Attention: [***]

777 MacArthur Blvd

Mahwah, NJ 07430

E-mail address: [***]

With a copy not constituting notice to:

Polestar Automotive USA Inc.

Attention: Legal Department

E-mail address: legal@polestar.com

23.	Governance and governance forums

23.1.

The Parties will act in good faith in all matters and will at all times co-operate in respect of changes to this Sale & Purchase Agreement as well as issues and/or disputes arising under this Sale & Purchase Agreement.

23.2.

The governance and co-operation between the Parties in respect of this Sale & Purchase Agreement will primarily be administered on an operational level. In the event the Parties on an operational level cannot agree upon inter alia the prioritization of activities or other aspects relating to the co-operation between the Parties, each Party will be entitled to escalate such issue to the Steering Committee (as defined below in this Section 23).

23.3.	If the Steering Committee fails to agree upon a solution of the disagreement the relevant issue should be escalated to the Strategic Board (as defined below in this Section 23) for decision.

23.4.

Above the operational level, the next level of governance forum for handling the co-operation between the Parties in various matters, handling management, prioritization of activities etc. under the Sale & Purchase Agreement will be the “Steering Committee”, which regarding cooperation between Seller and Purchaser is the so called Volvo Polestar Business Steering Committee. The Steering Committee will be the first level of governance forum established by the Parties to which an issue will be escalated if the Parties fail to agree upon a solution on the operational level.

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23.5.

The higher level of governance forum, to which an issue will be escalated if the Steering Committee fails to agree upon a solution will be the “Strategic Board”, which regarding cooperation between Seller and Purchaser is the so called Volvo Polestar Executive Alignment Meeting. The Strategic Board will be the highest level of governance forum established by the Parties for handling the cooperation between them in respect of various matters.

24.	Governing law

24.1.

This Sale & Purchase Agreement and all non-contractual obligations in connection with this Sale & Purchase Agreement will be governed by the substantive laws of State of New Jersey, without giving regard to its conflict of laws principles.

25.	Dispute resolution

25.1.

In case the Parties cannot agree on a joint solution for handling disagreements or disputes, a deadlock situation will be deemed to have occurred and each Party will notify the other Party hereof by the means of a deadlock notice and simultaneously send a copy of the notice to the Steering Committee. Upon the receipt of such a deadlock notice, the receiving Party will within ten days of receipt, prepare and circulate to the other Party a statement setting out its position on the matter in dispute and reasons for adopting such position, and simultaneously send a copy of its statement to the Steering Committee. Each such statement will be considered by the next regular meeting held by the Steering Committee or in a forum meeting specifically called upon by either Party for the settlement of the issue.

25.2.

The members of the Steering Committee will use reasonable endeavors to resolve a deadlock situation in good faith. As part thereof, the Steering Committee may request the Parties to in good faith develop and agree on a plan to resolve or address the breach, to be presented for the Steering Committee without undue delay. If the Steering Committee agrees upon a resolution or disposition of the matter, the Parties will agree in writing on terms of such resolution or disposition and the Parties will procure that such resolution or disposition is fully and promptly carried into effect.

25.3.

If the Steering Committee cannot settle the deadlock within 30 days from the deadlock notice pursuant to the section above, despite using reasonable endeavors to do so, such deadlock will be referred to the Strategic Board for decision. If no Steering Committee has been established between the Parties, the relevant issue will be referred to the Strategic Board. Should the matter not have been resolved by the Strategic Board within 30 days counting from when the matter was referred to them, despite using reasonable endeavors to do so, the matter will be resolved in accordance with Section 25.6 below.

25.4.	All notices and communications exchanged in the course of a deadlock resolution proceeding will be considered Confidential Information of each Party and be subject to confidentiality undertaking.

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25.5.

Notwithstanding the above, the Parties agree that either Party may disregard the time frames set forth in this Section 25 and apply shorter time frames and/or escalate an issue directly to the Strategic Board in the event the escalated issue is of an urgent character and where the applicable time frames set out above are not appropriate.

25.6.

Any unresolved dispute, controversy or claim arising out of or in connection with this Sale & Purchase Agreement, or the breach, termination or invalidity thereof, will be brought in the federal or state court of jurisdiction in New Jersey.

26.	Invalidity

26.1.

In the event that any section or provision of this Sale & Purchase Agreement should, under any applicable legislation or trade practice, be held to be illegal, null or void, such clause or provision will not affect the validity of the remaining sections of this Sale & Purchase Agreement. In such cases, the parties will negotiate in order, if possible, to agree upon wording which achieves the purpose sought to be achieved by the invalid section or provision and which complies with the legislation or trade practice concerned.

[SIGNATURE PAGE FOLLOWS]

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This Sale & Purchase Agreement has been signed electronically by both Parties.

VOLVO CAR USA LLC

/s/ Oscar Bertilsson Olsborg	/s/ Anders Gustafsson
Name: Oscar Bertilsson Olsborg	Name: Anders Gustafsson
Title: CFO	Title: MD

POLESTAR AUTOMOTIVE USA INC.

/s/ Gregor Hembrough	/s/ Mikael Alkmark
Name: Gregor Hembrough	Name: Mikael Alkmark
Title: Director and MD	Title: Director

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Appendix A

The Parties have agreed that all prices for Polestar Vehicles payable by Purchaser to Seller will be established on an arm’s length basis and should be set in order for Purchaser to earn a full and complete compensation (the “Distribution Profit”) consisting of (i) a compensation for of the distribution services performed by Purchaser (“Berry-Ratio Compensation”) as well as (ii) a compensation for Carrying Cost (“Carrying Cost Compensation”).

The Berry-Ratio Compensation should be established according to what is set forth below:

The Parties have agreed that the Barry-ratio Compensation should be established by applying the Transactional Net Margin Method (TNMM) and applying the Berry Ratio achieved by comparable uncontrolled distribution companies performing substantially the same functions and assuming substantially the same risks as are performed and assumed by Purchaser.

The Berry Ratio Compensation shall, for the purpose of calculating the prices of Polestar Vehicles be computed as a mark-up on the Value Adding Operating Expenses incurred by Purchaser.

For purposes of applying the TNMM, the arm’s length Berry Ratio mark-up should be reviewed and agreed between the Parties on a yearly basis. The arm’s length Berry Ratio mark-up applied should be in line with the latest Comparable Study/Benchmarks.

For this purpose, the term “Value-Adding Operating Expenses” shall include only those operating expenses incurred by Purchaser for value-adding functions performed by Purchaser and shall not include expenses for cost of goods sold, advertising, sales incentives, promotion, product warranty, or product liability. Expenses that Purchaser incurs in implementing or administering these programs, however, are included in Value-Adding Operating Expenses.

The Carrying Cost Compensation should be established according to what is set forth below:

The Carrying Cost Compensation shall be calculated as the product of (i) the arm’s length interest rate and (ii) the average annual value of Purchaser’s trade accounts receivable plus inventory minus trade accounts payable.

For the purpose of calculating the Carrying Cost Compensation the arm´s length interest rate should be reviewed and agreed between the Parties on a yearly basis. The arm’s length Interest rate applied should be in line with the latest Comparable Study/Benchmarks.

Initial transfer prices

The initial transfer prices shall be mutually agreed on and based upon:

•	Target unit sales volumes and expected resale prices for Purchaser of Polestar Vehicles during a calendar year,

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•

Budgeted expenses or refunds to be incurred by Purchaser for any activity, action or event related to the purchase and resale of the Polestar Vehicles, e.g. expenses for advertising sales incentives, promotion and product warranty during the calendar year,

•	Budgeted Value-Adding Operating Expenses to be incurred by Purchaser for the purpose of achieving those target sales and revenues,

•	A Comparable Berry-Ratio mark-up, as determined as set forth above, on budgeted Value-Adding Operating Expenses, and

•	A return on Purchaser’s average level of Net Operating Assets (“Carrying Costs Compensation”).

Evaluating and adjusting transfer prices

On a monthly basis, the full and total compensation (Distribution compensation plus Carrying Cost Compensation) earned by Purchaser with respect to its distribution of Polestar Vehicles from Seller and Seller’s Affiliates during the calendar year shall be calculated.

If the aggregated actual Distribution Profit is greater than the sum of the Berry-Ratio Compensation and the Carrying Cost Compensation calculated according to what is set forth above, there shall be deemed to exist an excess in the amount of Purchaser’s operating profit (hereinafter an “Excess”).

If the aggregated actual Distribution Profit is less than the sum of the Berry-Ratio Compensation and the Carrying-Cost compensation calculated according to what is set forth above, there shall be deemed to exist a shortfall in the amount of Purchaser’s operating profit (hereinafter a “Shortfall”).

In the event of any Excess, there shall be a possibility to regulate such Excess as an additional purchase price for the Polestar Vehicles purchased from Seller or Seller’s Affiliates during the calendar year to which the Excess relates. In the event of any Shortfall, there shall be a possibility to regulate such Shortfall as a rebate of the transfer prices paid for the Polestar Vehicles purchased from Seller or Seller’s Affiliates during the calendar year to which the Shortfall relates.

Any adjustments resulting from the preceding paragraph shall be settled by way of credit or debit notes issued by Seller within 30 days of the determination of the amounts thereof. Any sums due are payable on standard intercompany terms, less payments, if any, on account of additional purchase price adjustments made or received during the year.

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